Mail Stop 4561
via fax (706) 644-1723

July 27, 2009

Mr. Phillip W. Tomlinson
Chairman of the Board & Chief Executive Officer
Total System Services, Inc.
One TSYS Way
Columbus, GA 31901

      Re: **Total System Services, Inc.**
               Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008
               Filed February 27, 2009 and April 17, 2009, respectively
               File no. 1-10254

Dear Mr. Tomlinson:

      We have completed our review of your Form 10-K and Form 10-K/A for the
Fiscal Year Ended December 31, 2008 and related filings and have no further comments
at this time on the specific issues raised.

                        Sincerely,

                        Kathleen Collins
                        Accounting Branch Chief